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                           October 1, 2020

       Christopher E. Herald
       President and Chief Executive Officer
       Solitario Zinc Corp.
       4251 Kipling Street, Suite 390
       Wheat Ridge, CO 80033

                                                        Re: Solitario Zinc
Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed September 29,
2020
                                                            File No. 333-249129

       Dear Mr. Herald:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Karina
Dorin, Attorney Advisor, at (202) 551-3763 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Peter Waltz